# Annual Report

## Cover Page

Name of issuer:

ENDOSOUND, INC.

Legal status of issuer:

Form:   Corporation

Jurisdiction of Incorporation/Organization:   DE

Date of organization:   6/17/2016

Physical address of issuer:

Portland OR

Website of issuer:

https://endosound.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

12

Most recent fiscal year-end:          Prior fiscal
                                       year-end:

| | | |
|---|---|---|
| Total Assets: | $1,017,363.00 | $905,616.00 |
| Cash & Cash Equivalents: | $618,783.00 | $422,660.00 |
| Accounts Receivable: | $157,767.00 | $89,009.00 |
| Current Liabilities: | $3,877,304.00 | $1,805,222.00 |
| Non-Current Liabilities: | $0.00 | $0.00 |
| Revenues/Sales: | $636,732.00 | $1,541,507.00 |
| Cost of Goods Sold: | $191,744.00 | $301,574.00 |
| Taxes Paid: | $0.00 | $95,356.00 |
| Net Income: | ($1,949,269.00) | ($2,627,439.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

ENDOSOUND, INC.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes  ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Scott S Corbett | Chief Technology Officer | EndoSound, Inc. | 2020 |
| Morris Sandler | Entrepreneur & Board Member | Entrepreneur & Board Member | 2021 |
| Stephen Steinberg | Employee | Baptist Health | 2020 |
| Nicholas Puro | Executive | BNM Bank Corp | 2023 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Scott S Corbett | Chief Technology Officer | 2020 |
| Scott Clayton Aldrich Jr | CEO | 2023 |
| Stephen Steinberg | Chief Medical Officer | 2020 |
| Josh Cohn | Chief Commercial Officer | 2021 |
| Paul Henwood | Chief Operating Officer | 2023 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Stephen Steinberg | 6067109.0 Common & Preferred | 41.2 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan.* **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Regulatory Risk: EndoSound's products are subject to extensive regulation by the U.S. Food and Drug Administration (FDA) and other regulatory bodies. There can be no assurance that the Company's devices will continue to receive necessary regulatory clearances or approvals in a timely manner, or at all for subsequent product submissions. Failure to obtain such approvals could delay or prevent further commercialization and materially impact the Company's prospects.

Early-Stage Company Risk: EndoSound is an early-stage company with a limited operating history and limited revenues. There is no assurance that the Company will achieve profitability or generate positive cash flow. Investors may lose part or all of their investment.

Market Adoption and Competition: The Company's devices must achieve broad market acceptance among healthcare providers and institutions. The medical device industry is highly competitive, with established players having greater financial and marketing resources. Failure to gain market traction or respond to competitive pressures could adversely affect business performance.

Manufacturing and Supply Chain Risks: EndoSound's products will need to be manufactured to precise standards at scale. Delays, cost overruns, quality control issues, or supply chain disruptions could hinder product delivery and commercial success.

Economic and Market Conditions: Unfavorable macroeconomic conditions, including rising interest rates, inflation, or market volatility, could impair investor appetite, impact capital availability, and delay product adoption in healthcare institutions with constrained budgets.

Legal and Compliance Risks: Healthcare and medical device companies operate in a complex legal and regulatory environment. Non-compliance with applicable laws, including those related to FDA regulations, HIPAA, or anti-kickback statutes, could result in significant fines, sanctions, or litigation.

Financing and Liquidity Risk: Substantial capital is required to fund research and development, clinical testing, regulatory processes, and commercialization. Future fundraising efforts may dilute existing

commercialization. Future fundraising efforts may dilute existing investors and there can be no assurance that additional capital will be available on favorable terms or at all.

Dependence and growth of Key Personnel: The Company is highly dependent on the continued services of its executive team and key technical personnel. Our future success depends on the efforts of a small management team. The loss of services of the members of the team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Stephen Steinberg is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common | 21,000,000 | 8,892,830 | Yes |
| Series Seed Preferred | 2,000,000 | 1,950,898 | Yes |
| Series A Preferred | 4,100,000 | 3,898,468 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion | |
|---|---|---|
| Warrants: | | |
| Options: | Total Pool: 4,491,341 | Issued: 3,569,321 |

24. Describe the material terms of any indebtedness of the issuer:

### *Loan*

**Amount**                    $4,260,691.00

*Current liabilities obligation | Derived from balance sheet current liabilities for the completed fiscal year.*

### *Convertible Note*

**Issue date**        01/29/25

**Amount**            $425,000.00

**Interest rate**     5.0% per annum

**Discount**          20.0%

**Valuation cap**     $60,000,000.00

**Maturity date**     06/30/25

### *Convertible Note*

**Issue date**        05/29/25

**Amount**            $1,440,000.00

**Interest rate**     5.0% per annum

**Discount**          20.0%

**Valuation cap**     $45,000,000.00

### *Convertible Note*

**Issue date**        06/10/25

**Amount**            $565,000.00

**Interest rate**     5.0% per annum

**Discount**          20.0%

**Valuation cap**     $60,000,000.00

**Maturity date**     12/31/25

### *Convertible Note*

**Issue date**                              06/10/25

**Amount**                                  $700,000.00

**Outstanding principal plus interest**     $700,000.00 as of 06/11/25

**Interest rate**                           5.0% per annum

**Discount**                                20.0%

**Valuation cap**                           $60,000,000.00

| Maturity date | 12/31/25 |

### Convertible Note

| Issue date | 06/10/25 |
| Amount | $600,000.00 |
| Outstanding principal plus interest | $600,000.00 as of 06/11/25 |
| Interest rate | 5.0% per annum |
| Discount | 20.0% |
| Valuation cap | $60,000,000.00 |
| Maturity date | 12/31/25 |

### Convertible Note

| Issue date | 08/07/25 |
| Amount | $10,000.00 |
| Interest rate | 5.0% per annum |
| Discount | 20.0% |
| Valuation cap | $45,000,000.00 |
| Maturity date | 12/30/25 |

### Convertible Note

| Issue date | 12/31/26 |
| Amount | $3,853,254.00 |
| Interest rate | 5.0% per annum |
| Maturity date | 12/31/26 |

*Convertible Notes Payable | Lender: Various investors (including executive officers and existing stockholders) | 2024 Notes (including Reg CF tranche and related-party tranche): 5% per annum, maturity extended to Dec 31, 2026, convert at 80% of qualified financing price. Balance sheet line 'Convertible notes payable and accrued interest' = $3,853,254 at Dec 31, 2025 (principal $3,326,372 + accrued interest $141,124 per Note 7, plus accretion). Accounted for as stock-settled debt under ASC 480. | Related party: Yes (amount: $3,853,254)*

### Convertible Note

| Amount | $3,326,372.00 |
| Interest rate | 5.0% per annum |
| Maturity date | 06/30/25 |

*Discount: 20% | Interest rate: 5% | Investors: Various investors | Board authorized up to $5,000,000 (increasable to $10,000,000) in Feb 2024 | 2024 Notes: convertible promissory notes authorized*

*Feb 2024, 5% per annum, original maturity June 30, 2025, amended Dec 6, 2025 to extend maturity to Dec 31, 2026. Convert at 80% of price per share paid by new investors upon qualified financing. Outstanding at Dec 31, 2025: $3,326,372 principal + $141,124 accrued interest. | Lender: Various investors; Board authorized up to $5,000,000 (increasable to $10,000,000) in Feb 2024 | Related party: Yes (amount: $3,326,372)*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | Regulation Crowdfunding | | | General operations |
| | | Convertible Note | $3,326,372 | General operations |
| | Regulation D, 506(b) | Priced Round | $124,999 | General operations |
| 3/2023 | Regulation D, Rule 506(b) | Convertible Note | $1,300,000 | General operations |
| 5/2024 | Regulation D, Rule 506(b) | Preferred stock | $5,110,910 | General operations |
| 1/2025 | Regulation D, Rule 506(b) | Convertible Note | $425,000 | General operations |
| 5/2025 | Section 4(a)(2) | Convertible Note | $1,440,000 | General operations |
| 6/2025 | Regulation D, Rule 506(b) | Convertible Note | $600,000 | General operations |
| 6/2025 | Regulation D, Rule 506(b) | Convertible Note | $565,000 | General operations |
| 6/2025 | Regulation D, Rule 506(b) | Convertible Note | $700,000 | General operations |
| 8/2025 | Section 4(a)(2) | Convertible Note | $10,000 | General operations |
| 11/2025 | Regulation Crowdfunding | Convertible Note | $1,451,372 | General operations |
| 12/2026 | Regulation Crowdfunding | Convertible Note | $3,853,254 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last

fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Scott Corbett |
| **Amount Invested** | $105,420.00 |
| **Transaction type** | Priced round |
| **Issue date** | 06/25/21 |
| **Relationship** | Co-founder & Chief Technology Officer |

| | |
|---|---|
| **Name** | Stephen Steinberg, MD |
| **Amount Invested** | $105,398.00 |
| **Transaction type** | Priced round |
| **Issue date** | 06/25/21 |
| **Relationship** | Co-founder & Chief Medical Officer |

| | |
|---|---|
| **Name** | Scott Corbett |
| **Amount Invested** | $700,000.00 |
| **Transaction type** | Convertible note |
| **Issue date** | 06/10/25 |
| **Outstanding principal plus interest** | $700,000.00 as of |
| **Interest rate** | 5.0% per annum |
| **Discount** | 20.0% |
| **Maturity date** | 12/31/25 |
| **Valuation cap** | $60,000,000.00 |
| **Relationship** | Co-founder, Chief Technology Officer |

| | |
|---|---|
| **Name** | Stephen Steinberg |
| **Amount Invested** | $600,000.00 |
| **Transaction type** | Convertible note |
| **Issue date** | 06/10/25 |
| **Outstanding principal plus interest** | $600,000.00 as of |
| **Interest rate** | 5.0% per annum |
| **Discount** | 20.0% |
| **Maturity date** | 12/31/25 |
| **Valuation cap** | $60,000,000.00 |
| **Relationship** | Co-founder, Chief Medical Officer |

In 2024, certain executive officers and employees of the Company elected to defer a portion of their salaries. Deferred compensation at December 31, 2024 amounted to $128,332 and is reported within accrued expenses in the accompanying balance sheet.

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Transforming Standard Endoscopes into Ultrasound Powerhouses - Advancing Early GI Disease Detection

### Milestones

ENDOSOUND, INC. was incorporated in the State of Delaware in June 2016.

Since then, we have:

- FDA Breakthrough Device and FDA cleared. 600+ procedures performed with a 95%+ clinical acceptance

- Co-Founder & CTO, sold last company MicroConnex, to Carlisle Interconnect Technologies

- Major GI Company paid $5M for licensing agreement

- Raised $15M+ to date from GeoMedTech, AGA GI Fund, strategic partners, and founders

- Significant IP with 11 awarded patents and 10 patent pending

- Hybrid go-to-market model: $50K system sale + $650 recurring revenue

- GI Innovation of the Year 2022 - American Society for Gastrointestinal Endoscopy (ASGE)

### Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $636,732 compared to the year ended December 31, 2024, when the Company had revenues of $1,541,507. Our gross margin was 69.88% in fiscal year 2025, and 80.44% in 2024.

- *Assets*. As of December 31, 2025, the Company had total assets of $1,017,363, including $618,783 in cash. As of December 31, 2024, the Company had $905,616 in total assets, including $422,660 in cash.

- *Net Loss*. The Company has had net losses of $1,949,269 and net losses of $2,627,439 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities*. The Company's liabilities totaled $3,877,304 for the fiscal year ended December 31, 2025 and $1,805,222 for the fiscal year ended December 31, 2024.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $6,866,728 in equity and $5,040,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

ENDOSOUND, INC. cash in hand is $618,783, as of December 2025. Over the last three months, revenues have averaged $65,234/month, cost of goods sold has averaged $19,242/month, and operational expenses have averaged $216,131/month, for an average burn rate of $170,139 per month. Our intent is to be profitable in 18 months.

There have not been any material changes to EndoSounds finances or operations since December 31, 2025. As was true at the end of fiscal year 2024, the company continues to raise money into its convertible note while pursuing revenue growth and launch of its Gen2 product.

EndoSound expects its revenues in the next 6 months to be approximately $600K. As EndoSound finishes development its Gen2 product, expenses will be more heavily weighted to Sales and Marketing expenditures for the launch. The company's expenses over the next 6 months amount to ~$1.3M.

EndoSound is not yet profitable. If the company was fully funded and could scale its projects and operations, it could be profitable in Q4 2027. This would require an approximate $5M in funding. In order for that to happen, it would require $13.6M in revenue in that same period. This is what is in the current forecasted revenue models.

EndoSound is actively working on attaining a lead for its Series B round. In the meantime, the company continues to be successful in raising money into its convertible note, bridge round through existing investors and high net worth individuals in order to sustain its operations.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Scott Clayton Aldrich Jr, certify that:

(1) the financial statements of ENDOSOUND, INC. included in this

Form are true and complete in all material respects ; and

(2) the financial information of ENDOSOUND, INC. included in this

Form reflects accurately the information reported on the tax return for

ENDOSOUND, INC. filed for the most recently completed fiscal year.

*Scott Clayton Aldrich Jr*

CEO

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors’ behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund (“Fund”) for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://endosound.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Josh Cohn
Morris Sandler
Nicholas Puro
Paul Henwood
Scott Clayton Aldrich Jr
Scott S Corbett
Stephen Steinberg

Appendix E: Supporting Documents

ttw_communications_169032_234432.pdf
ttw_communications_169032_234448.pdf
ttw_communications_169032_234445.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Cooley Go Convertible Note

Appendix C: Financial Statements

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Josh Cohn
- Morris Sandler
- Nicholas Puro
- Paul Henwood
- Scott Clayton Aldrich Jr
- Scott S Corbett
- Stephen Steinberg

Appendix E: Supporting Documents

- ttw_communications_169032_234432.pdf
- ttw_communications_169032_234448.pdf
- ttw_communications_169032_234445.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

ENDOSOUND, INC.

By

Scott Aldrich Jr

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Scott Aldrich Jr

Chief Executive Officer
4/28/2026

Scott Sutherland Corbett III

CTO
4/29/2026

Nicholas Puro

Director
4/29/2026

Stephen Steinberg, M.D.

Chairman of the BOard
4/29/2026